SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
4 November to 4 December 2014

DATE	DETAIL

04 December 2014	Transaction in Own Shares

02 December 2014	Transaction in Own Shares

01 December 2014	Transaction in Own Shares

01 December 2014	Voting rights and capital update

01 December 2014	Performance Share Plan – 2010 Award Release

01 December 2014	Notification of Major Interest in National Grid plc Ordinary Shares

28 November 2014	Transaction in Own Shares

27 November 2014	Transaction in Own Shares

26 November 2014	Transaction in Own Shares

25 November 2014	Transaction in Own Shares

19 November 2014	Annual Report – Group Company with listed debt

10 November 2014	Directors Interests – NG Share Incentive Plan

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcement:

27 November 2014:	Scrip Dividend for 2015/15 Interim Dividend
25 November 2014:	Share Buyback Programme
7 November 2014:	National Grid plc Half Year results for the six months ended 30 September 2014